UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 17, 2011**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 17, 2011, American Independence Corp. issued a press release announcing results of operations for the three months and twelve months ended December 31, 2010, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 17, 2011.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ _Teresa A. Herbert_   Date: March 17, 2011
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   **www.americanindependencecorp.com**
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2010 FOURTH-QUARTER AND ANNUAL RESULTS

New York, New York, March 17, 2011.   American Independence Corp. (NASDAQ: AMIC) today reported 2010 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income decreased to $0.2 million ($.02 per share, diluted), for the three months ended December 31, 2010, compared to $0.5 million ($.06 per share, diluted), for the three months ended December 31, 2009. Net income decreased to $2.1 million ($.25 per share, diluted), for the year ended December 31, 2010, compared to $2.6 million ($.31 per share, diluted), for the year ended December 31, 2009.

The Company's operating income[1] for the three months ended December 31, 2010 was $1.3 million ($.15 per share, diluted), as compared to $0.9 million ($.10 per share, diluted) for the three months ended December 31, 2009. Operating income was $4.6 million ($.54 per share, diluted), for the year ended December 31, 2010, as compared to $4.3 million ($.51 per share, diluted) for the year ended December 31, 2009.

Revenues decreased to $21.0 million for the three months ended December 31, 2010, compared to revenues of $25.1 million for the three months ended December 31, 2009. Revenues decreased to $89.4 million for the year ended December 31, 2010, compared to revenues of $104.2 million for the year ended December 31, 2009, primarily due to a reduction of premiums.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are gratified with our improved operating earnings for the fourth quarter of 2010 of $1.3 million or $.15 per

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

share from $0.9 million or $.10 per share for the comparable period of 2009. Our financial condition and balance sheet remain strong. We have no debt, $274 million of federal net operating loss carryforwards, and have grown our book value to $10.82 per share at December 31, 2010 from $10.46 per share at December 31, 2009. Our investment portfolio is rated, on average, AA and has a low duration although we are experiencing pressure on investment income due to lower yields on our fixed income portfolio."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2010
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	**2009**	**2010**	**2009**
Premiums earned	$ 18,209	$ 20,452	$ 73,859	$ 85,515
MGU and agency income	3,133	3,934	13,425	15,340
Net investment income	631	663	2,518	2,924
Net realized investment gains (losses)	(689)	41	(244)	275
Other-than-temporary impairment losses	(150)	-	(179)	-
Other income (loss)	(158)	(14)	25	193
Revenues	20,976	25,076	89,404	104,247
Insurance benefits, claims and reserves	12,087	14,857	50,226	59,658
Selling, general and administrative expenses	8,278	9,070	34,244	39,109
Amortization and depreciation	215	213	861	842
Expenses	20,580	24,140	85,331	99,609
Income before income tax	396	936	4,073	4,638
Provision for income taxes	70	304	1,091	1,472
Net income	326	632	2,982	3,166
Less: Net income attributable to the non-controlling interest	(166)	(111)	(883)	(554)
Net income attributable to American Independence Corp.	$ 160	$ 521	$ 2,099	$ 2,612
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .02	$ .06	$ .25	$ .31
Weighted-average shares outstanding	8,509	8,506	8,509	8,505
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .02	$ .06	$ .25	$ .31
Weighted-average diluted shares outstanding	8,509	8,506	8,509	8,505

As of December 31, 2010 there were 8,508,591 common shares outstanding, net of treasury shares.

AMERICAN INDEPENDENCE CORP.
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP OPERATING INCOME
(In thousands except per share data)

	Three Months Ended December 31,				Year Ended December 31,			
	2010		**2009**		**2010**		**2009**	
Net Income	$	326	$	632	$	2,982	$	3,166
Amortization of intangible assets related to purchase accounting		34		34		135		135
Net realized investment (gains) losses		689		(41)		244		(275)
Other-than-temporary impairment losses		150		-		179		-
Federal income tax charge related to deferred taxes for operating income		69		263		1,023		1,311
Operating Income	$	1,268	$	888	$	4,563	$	4,337

Non - GAAP Basic Income Per Common Share:

Operating Income	$	.15	$	.10	$	.54	$	.51

Non - GAAP Diluted Income Per Common Share:

Operating Income	$	.15	$	.10	$	.54	$	.51